Exhibit (a)(1)(D)

Form of Exchange Offer Instructions Email to Eligible Employees with Eligible Options

From:	Sarah Sardella
Subject:	TCR2 Therapeutics Inc. Offer to Exchange Eligible Options for New Restricted Stock Units
To:	All Eligible Employees with Eligible Options
Date:	October 19, 2022

TRuCers,

TCR2 Therapeutics Inc. (“TCR2,” “we,” “us” or “our”) is introducing an Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) today, October 19, 2022. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for restricted stock unit awards.

The Exchange Offer will expire at 11:59 p.m., Eastern Time, on November 16, 2022 (the “Expiration Time”). At our discretion, we may decide to extend this expiration date and time, in which case references to the “Expiration Time” will refer to the extended date and time.

Exchange Offer Details

The Exchange Offer allows certain employees who hold stock options with an exercise price of $10.00 or more the ability to exchange some or all of these options for fewer restricted stock units (RSUs). The RSUs will be approximately equal in value from an accounting standpoint.

The terms of the Exchange Offer are described in detail in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated October 19, 2022 (the “Offer Documents”), that will be filed with the U.S. Securities and Exchange Commission later today. These documents are linked below and will be made available at https://investors.tcr2.com/sec-filings and the SEC website at www.sec.gov.

Please carefully review all of the Offer Documents before making any decisions regarding this Exchange Offer. The materials include:

•  Offer to Exchange Eligible Options for New Restricted Stock Units document [link]

•  Your TCR[2] Option Exchange Program Brochure (Adobe Reader recommended) [link]

•  Educational Videos:

•  TCR[2] Therapeutics’ Option Exchange Program Overview

•  Option Exchange Example

•  The Tender Offering

Making Your Decision

You are not required to participate in the Exchange Offer. You have the choice to either keep your Eligible Options as is with their current terms or to exchange them for RSUs. Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. TCR2 recommends that you consult your tax and financial advisors to address questions regarding your decision.

To aid in the decision-making process, however, the company will be offering live webinars to all eligible employees. Please accept the invitation to one of these meetings:

Education Sessions: October 20th at 11 AM ET and October 25th at 2 PM ET

A recording of the webinar will be made available for on-demand viewing. Informational videos are also available regarding the Exchange Offer and process. An Excel-based modeling tool (embedded in the brochure) can also help by illustrating the hypothetical breakeven point for each of your existing option grants—meaning how much the price of TCR2 common stock would have to rise for your existing options to be more valuable than a replacement grant of RSUs. These materials are linked above and can also be found under “Resources” on Namely.

Electing to Participate

This afternoon, you will receive a personalized Election Form via DocuSign listing your “Eligible Options,” which includes all outstanding stock options granted to you with an exercise price equal to or greater than $10.00 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

Please complete this form to either: 1) participate in the Exchange Offer or, 2) reject the Exchange Offer and retain all of your Eligible Options. TCR2 must receive your properly completed and signed Election Form via DocuSign by 11:59 p.m., Eastern Time, on November 16, 2022. After submitting this form, you will receive an email confirmation within 1-2 business days.

If you make no election, or do not return the Election Form before the Expiration Time, you will retain your Eligible Option(s) subject to their original terms, and no New RSUs will be granted to you.

If you elect but later decide to withdraw your election, please deliver a completed and signed Notice of Withdrawal [link] to AskHR@tcr2.com by the Expiration Time.

Questions

If you have any questions, please refer to the Offer Documents or reach out to AskHR@tcr2.com.

This communication does not constitute an offer to holders of TCR2 Therapeutics Inc.’s outstanding stock options to exchange those options. Persons who are eligible to participate should read the Tender Offer Statement on Schedule TO and other related materials because they contain important information about the program and the related tender offer. These documents may be accessed on the “Resources” section of Namely, our TCR2 website at https://investors.tcr2.com/sec-filings, or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents.